

November 3, 2010

Patrick Yore, President
Big Clix Corp.
12D School Street
Fairfax, CA 94930

> **Re:** **Big Clix Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 19, 2010**
> **File No. 333-168403**

Dear Mr. Yore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of Our Offering, page 3

1. On your prospectus cover page or under this heading, please disclose that:

- the proceeds of this offering are not sufficient to complete your business plan;
- even if the maximum number of shares offered are sold in this offering, you will require approximately an additional $125,000 to complete your business plan and generate revenues; and
- you have no commitments for the funding necessary to complete your business plan.

Risk Factors, page 5

There is substantial uncertainty about the ability of Big Clix to continue as a going, page 5

2. Please refer to our prior comment. In this risk factor you state that "[d]ue to the fact that there is no minimum investment and no refunds on sold shares, you may be investing in a Company that will not have the funds necessary to develop its business strategies." Even

assuming the maximum number of shares are sold and you generate the maximum net proceeds, it appears from your disclosure elsewhere in the registration statement that investors will be investing in a company that will not have the funds necessary to develop its business strategies in the absence of additional funding. Please revise or advise.

Business, page 19

Company Summary, page 19

3. We note your response to comment two in our letter dated October 13, 2010. We reissue in part our prior comment.

- Please revise your disclosure to explain how your advertising campaign will be crafted in a "unique" way and what you mean by the phrase "rich media;" for examples of the use of the term "rich media" see pages 21 and 23.

- Please confirm to us that the four individuals you plan to hire as independent contractors do not work for a specific company. If they work for a specific company, please identify the company.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director